UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: December 3, 2010
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑               Form 40-F ☐

This Form 6-K consists of the media release of UBS AG which appears immediately following this page.

UBS AG
Media Relations
Tel. +41-44-234 85 00
www.ubs.com
3 December 2010
Media release
UBS announces changes to the Group Executive Board
Zurich/Basel, 3 December 2010 — UBS announced today that the Board of Directors has appointed Tom Naratil as Group Chief Financial Officer and member of the Group Executive Board, with effect from June 1, 2011, and Sergio Ermotti as Chairman and CEO of Europe, Middle East and Africa (EMEA) and member of the Group Executive Board, with effect from April 1, 2011.
John Cryan, Group Chief Financial Officer, has decided to step down from this position at the end of May 2011 for personal reasons and to pursue other interests outside of UBS.
Since 2009, Tom Naratil has been Chief Financial Officer and Chief Risk Officer of Wealth Management Americas. He will work closely with John during the transition period to ensure a smooth handover and will be based in Zurich. Tom holds an MBA in Economics from New York University and a BA in History from Yale University.
Before 2009 he held various senior management positions within UBS, including heading the Auction Rate Securities Solutions Group during the financial crisis in 2008. He was also Global Head of Market Strategy and Development and served as a member of the Executive Committee of Global Wealth Management and Business Banking. Tom is an American citizen.
“In his new role, Tom will call upon his extensive experience in the areas of finance and risk as well as his broad industry background. He will lead the Group CFO function into the future, as we continue to build on our progress in transforming our firm and delivering on our strategy,” said Oswald J. Grübel, Group Chief Executive Officer.
“I want to highlight that John has made an outstanding contribution to UBS. In the midst of the financial crisis in 2008 he accepted the role of Group CFO and his knowledge and expertise were instrumental in the task of rebuilding UBS’s financial strength, winning him great respect both inside and outside of the firm. I would like to express my gratitude for his dedication to the bank,” Grübel continued.
Sergio Ermotti is joining UBS from UniCredit where he was Group Deputy Chief Executive Officer with responsibility for the strategic business areas, Corporate and Investment Banking and Private Banking. He joined UniCredit in December 2005 as head of Markets & the Investment Banking Division.
Between 2001 and 2003 he served as co-head of Global Equity Markets and as a member of the Executive Management Committee for Global Markets & Investment Banking at Merrill Lynch. Sergio is a non-executive director of the London Stock Exchange Group plc. He is also Chairman of the supervisory board of UniCredit Bank AG (Bayerische HypoVereinsbank AG), a member of the supervisory board of UniCredit Bank Austria, and a member of the supervisory board of Bank Pekao SA. He is a Swiss-certified banking expert and a graduate of the Advanced Management Program at Oxford University.

In his new role at UBS, he will be responsible for managing growth in the region, increasing collaboration and ensuring profitability and regulatory compliance across business divisions in EMEA. Sergio will be based in Zurich and is a Swiss citizen.
“With this outstanding track record, in-depth industry experience and leadership skills Sergio will be a great addition to my management team, and the UBS organization in EMEA will benefit from his broad knowledge in the financial services industry,” Grübel said.
UBS
See CVs of the newly appointed GEB members below.
Cautionary statement regarding forward-looking statements
This release contains statements that constitute “forward-looking statements” as to UBS management’s expectations concerning future developments. A number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: future developments in the markets in which UBS operates or to which it is exposed; the effect of possible political, legal and regulatory developments; and UBS’s ability to retain and attract the key employees. In addition, our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the US Securities and Exchange Commission (SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2009. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Curricula vitae

Tom Naratil
Date of birth:	December 1, 1961
Nationality:	American

Education:
1990	MBA in Economics, New York University
1983	BA in History, Yale University

Professional History:
Since 2000	UBS
Since 2010	Group Managing Director
Since 2009	Chief Financial Officer & Chief Risk Officer, Wealth Management Americas
2002-2010	Member of the Group Managing Board
2008	Head of the Auction Rate Securities Solution Group
2007	Global Head of Marketing, Segment & Client Development
2005	Global Head of Market Strategy & Development
2002	Director of Banking and Transactional Solutions, Wealth Management USA
2000	Director of Investment Products Group
1983-2000	PaineWebber Incorporated

Sergio Ermotti
Date of birth:	May 11, 1960
Nationality:	Swiss
Education:
Graduate of the Advanced Management Program, University of Oxford
Swiss-certified banking expert

Professional History:
2005-2010	UniCredit Group
2007	Group Deputy Chief Executive Officer and Head Corporate & Investment Banking and Private Banking
2005	Head of Markets & Investment Banking Division
1987-2005	Merrill Lynch & Co.
2001-2003	Co-head of Global Equity Markets
1999-2001	Head of Equity Markets for Europe, the Middle East and Africa
1997-1999	Head of Global Equity Linked Products
1996	Head of Global Equity Derivatives
1993	Head of European Equity Derivatives
1987-1992	Head of Swiss Franc capital markets business

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Group Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Director
Date: December 3, 2010